Yukon-Nevada Gold Corp.
490-688 West Hastings Street
Vancouver, B.C. V6B 1P1
Tel: (604) 688-9427
Fax: (604) 688-9426

ANNUAL GENERAL MEETING OF SHAREHOLDERS
(the “Meeting”)

held at Ferguson Meeting Room, Terminal City Club
837 West Hastings Street, Vancouver, B.C.
on the 27th day of May, 2008
at the hour of 10:00 o'clock in the forenoon (local time)

Report of Voting Results

In accordance with part 11.3, Voting Results, of National Instrument 51-102, Continuous Disclosure Obligations, set forth below is a brief description of the matters voted upon at the Meeting and the outcome of the vote:

	Brief Description of Matter	Outcome of Vote
1	Appointment of KPMG LLP as auditors of the Company.	Carried
2	To authorize the Directors to fix the Auditor’s remuneration.	Carried
3	To determine the number of Directors at eight.	Carried
4	To elect as following directors for the ensuing year or until their successors are elected or appointed:
Robert E. Chafee
Graham C. Dickson
John R.W. Fox
Peter M. Holbek
R.J. (Don) MacDonald
E. Lynn Patterson
Iain Harris
	Neil J.F. Steenberg	Carried

None of the aforesaid matters were conducted by ballot.